Banksy (b. 1974)

Download deal sheet



The mysterious figure known only by his graffiti handle – Banksy – is the #1 most requested artist by investors. This characteristic Banksy has been held in the same private collection since it was first purchased directly from Pest Control in 2005.

WATCH VIDEO

Initial Offering Price

$3,567,000

Offering Circular

sec.gov

Similar Sales | Record Price | Repeat Sales


$6.0m
$4.0m
$2.0m
$0.0m
07
10
13
16
19
22

Price Appreciation of Similar Works

18.8%

Sharpe Ratio (2007-2021) watch video

Banksy	▲1.31
All Art	0.51
S&P 500	0.58

SOLD OUT

WHY WE LIKE THIS PAINTING


MASTERWORKS
02:45

- Elusive street artist Banksy remains the number one most requested artist by Masterworks members.
- Our acquisitions team has been offered over 200 examples of work by Banksy from around the world, some of which are priced in excess of $3 million. Of these examples, this is the seventh we have selected to be offered on the Masterworks platform.
- Executed in 2004, the Painting is related to the artist's famed "modified" or "vandalized oil" series, which was first exhibited in a 2005 exhibition titled "Crude Oils: A Gallery of Re-Mixed Masterpieces, Vandalism and Vermin."
- In speaking about the series, Banksy explains: "The vandalized paintings reflect life as it is now. The real damage done to our environment is not done by graffiti writers and drunken teenagers, but by big business.."
- The Painting is likely a found reproduction of a 19th Century landscape, which Banksy "modified" through the addition of two Apache helicopters, spray-painted over the surface. The visual disruption of the helicopters within the majestic, are emblematic of the artist's social commentary on modern military technologies' impact on the natural world.
- "Modified" oil paintings similar to the Painting in composition, and period have recently sold at auction for prices as high as $6.3 million, including: "*Vandalised Oil (Choppers)* (2006), an example that also features Apache helicopters and formerly owned by musician Robbie Williams, which sold for $5,855,705 in March 2022 and *Subject to Availability* (2009/10), which is larger than the Painting and sold for $6,325,490 at in June 2021.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$205,850,311	1186

BANKSY

b. 1974, UNITED KINGDOM

Oil on canvas | 24 × 28 in. (61 × 71 cm.)

The mysterious figure known only by his graffiti handle - Banksy - is an important artist and activist, known for his often controversial socio-political works.



$3,567,000
INITIAL OFFERING

67.1%
ANNUAL APPRECIATION OF RECORD PRICES[1,2]

18.8%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a characteristic example of British street artist Banksy's use of satire and art historical precedents to create political commentary. Executed in 2004, the Painting is related to the artist's famed "modified" or "vandalized oil" series, which was first exhibited in a 2005 exhibition titled "Crude Oils: A Gallery of Re-Mixed Masterpieces, Vandalism and Vermin." The exhibition featured a collection of hand painted "remixed masterpieces," based on well-known works by historical artists, including Claude Monet, Vincent Van Gogh, and Andy Warhol, which were displayed alongside "modified" oil paintings such as the Painting, which Banksy sourced from flea markets around London and altered by layering his stenciled designs over the existing imagery. The Painting is likely a found reproduction of a 19th Century landscape, which Banksy "modified" through the addition of two Apache helicopters, spray-painted over the surface. The visual disruption of the helicopters within the majestic, are emblematic of the artist's social commentary on modern military technologies' impact on the natural world. One of the helicopters is adorned with a pink ribbon, adding a sheen of innocence to the combat vehicle. In speaking about the series, Banksy explains: "The vandalized paintings reflect life as it is now. The real damage done to our environment is not done by graffiti writers and drunken teenagers, but by big business..." As of December 28, 2022, "modified"oil paintings similar to the Painting in composition, and period have recently sold at auction for prices as high as $6.3 million. *Vandalised Oil (Choppers)* (2006), an example that also features Apache helicopters and formerly owned by musician Robbie Williams, which sold for £4,384,900 ($5,855,705) at Sotheby's, London, on March 2, 2022, *This is Not a Photo Opportunity* (2007), which sold for $2,690,000 at Sotheby's, New York, on May 19, 2022 and *Subject to Availability* (2009/10), which is larger than the Painting and sold for £4,582,500 ($6,325,490) at Christie's, London, on June 30, 2021. The Painting's subject, execution, and format make it a commercial and desirable work by Banksy.

AS OF DECEMBER 28, 2022, BANKSY'S TOP AUCTION RECORDS ARE LED BY *LOVE IS IN THE BIN*, WHICH SOLD FOR £18,582,000 ($25,426,400) AT SOTHEBY'S IN LONDON ON OCTOBER 14, 2021, FOLLOWED BY *GAME CHANGER* WHICH SOLD FOR £16,758,000 ($23,238,686) ON MARCH 23, 2021 AT SOTHEBY'S IN LONDON AND *SUNFLOWERS FROM PETROL STATION* (2005), WHICH SOLD TO MASTERWORKS 092, LLC FOR $14,558,000 ON NOVEMBER 9, 2021 AT CHRISTIE'S IN NEW YORK.

Banksy first disrupted the London art scene in 2003 with "Turf War," his inaugural exhibition. Following this artistic debut, Banksy continued to build his reputation as a trickster, and snuck his own works into major institutions, such as the Metropolitan Museum of Art and Tate Britain, to hang alongside the museum collections. In 2018, Banksy took the art world by surprise when a unique paper version of his iconic image *Girl with Balloon* was offered for sale at Sotheby's in London. The work sold for an impressive £1,042,000 ($1,364,668), and upon the fall of the hammer, the work passed through a shredder hidden in the artist-designed frame and self-destructed. When the half shredded artwork was offered again at auction on October 14, 2021, with the new title *Love is in the Bin*, it sold for £18,582,000 ($25,426,400) and became the most expensive work by the artist to sell publicly. 2021 marked a banner year for the artist's market as auction turnover exceeded $205 million, more than tripling the year prior. As of December 28, 2022, Banksy's top auction records are led by the aforementioned painting, followed by *Game Changer* which sold for £16,758,000 ($23,238,686) on March 23, 2021 at Sotheby's in London, *Sunflowers from Petrol Station* (2005), which sold to Masterworks 092, LLC for $14,558,000 on November 9, 2021 at Christie's in New York, and "Love is in the Air" which sold for $12,903,000 on May 12, 2021 at Sotheby's in New York.

AUCTION RESULTS FOR SIMILAR WORKS[3,4]


$7.0M
$5.3M
$3.5M
$1.8M
2007
2008
2009
2010
2011
2013
2014
2015
2016
2017
2019
2020
2021
2022

The mysterious figure known only by his graffiti handle – Banksy – (b. 1974, England) is an important artist and activist, known for his often controversial socio-political works. Artworks by Banksy are often discernible through his signature stencil aesthetic – a style which favors expediency, executed quickly before authorities have a chance to detain the artist for vandalism. Banksy's reputation as a controversial artist landed him on Time magazine's Top 100 Influential People in 2010 and an Academy Award nomination for Best Documentary Feature for his film "Exit Through the Gift Shop." While the artist continues to operate anonymously, his international presence is well documented through his works that adorn architectural façades in Europe, America and the Middle East. Banksy's work is collected by major cultural institutions, such as the British Museum and the Bristol Museum and Art Gallery.


BANKSY


BANKSY



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Paintings by Banksy have a record price compound annual growth rate ("CAGR") of 67.1% from November 18, 2003 to September 30, 2022. This calculation is based on (i) a record price of $1,354 on November 18, 2003, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $21,893,360, the most recent record price as of September 30, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

3. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

4. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Banksy with the following criteria: to the best of our ability to determine, all "Modified Oils," and "vandalized" paintings on canvas or panel, partially modified by the artist. "Modified" or "vandalized" oils can be defined as existing paintings sourced by the artist and modified in some manner through overpainting and/or the addition of various element(s). These works are separate from "Remixed Masterpieces," which refer to hand painted works by Banksy, and are inspired by well-known existing compositions. "Remixed" paintings tend to carry a premium at auction due to being fully painted by the artist himself. Paintings with the artist's "modified" technique are ongoing and seem to be referred to by several other designations, including "corrupted," and "vandalized." "Glory" (2005) was excluded from the set of similar works due to its medium of spray paint on a lithographic reproduction, rather than a modified acrylic or oil painting, as were examples where the existing composition is abstract. For the purposes of this analysis, Masterworks has assumed "Ruined Landscape" (2007) to be a "modified" oil but was unable to confirm the work was executed on a found object. The set of similar works includes a painting acquired by Masterworks 015, LLC, at Phillips, London 20th Century and Contemporary Art online Evening Sale held on July 2, 2020 for $2,005,000. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 18.8% CAGR implied from selected sales occurring from June 21, 2007 to October 14, 2022.